

July 14, 2011

<u>Via E-mail</u>
Mr. Sean P. Hennessy
Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

    RE: The Sherwin-Williams Company
               Form 10-K for the Year Ended December 31, 2010
               Filed February 23, 2011
               Form 10-Q for the Period Ended March 31, 2011
               Filed April 26, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed March 9, 2011
               File No. 1-4851

Dear Mr. Hennessy:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Rufus Decker

                                  Rufus Decker
                                  Accounting Branch Chief